Exhibit 99.1

Navigator Holdings Ltd.

2018 Annual General Meeting of Shareholders Results Notification

September 12, 2018

Navigator Holdings Ltd. (the “Company”) (NYSE:NVGS) advises that its 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on September 12, 2018 at 9 a.m. local time at The Coral Beach and Tennis Club, Bermuda. The following proposals were approved:

1. To elect David J. Butters, Dr. Heiko Fischer, David Kenwright, Hal Malone, Spiros Milonas, Alexander Oetker and Florian Weidinger to serve as members of the Board of Directors of the Company until the 2019 Annual General Meeting of Shareholders; and

2. To ratify the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2018.

No other proposals were voted on at the Annual Meeting.

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Avenue, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850